Exhibit 99.1

Ballard Signs Framework Agreements, Receives Orders for BUP Fuel Cell Systems in Europe

VANCOUVER and HOBRO, DENMARK, Feb. 5, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company's European subsidiary – Ballard Power Systems Europe A/S – has signed Framework Agreements for the provision of FCgen®-H2PM direct hydrogen backup power systems with Eniig (www.eniig.dk) and Fibia A/S (www.fibia.dk), operators of fiber optic broadband networks in Denmark. Ballard also received initial orders for a total of 30 FCgen®-H2PM 5-kilowatt (kW) systems, including installation, hydrogen storage and power management equipment, having a total value of approximately $1.2 million under these Framework Agreements. This includes 20 systems for Eniig and 10 systems for Fibia.

Ballard FCgen®-H2PM 5kW backup power system (CNW Group/Ballard Power Systems Inc.)

Both customers began installing Ballard fuel cell backup power systems in their networks several years ago and together they currently have a total of over 125 Ballard systems in service. These enable individual network nodes to seamlessly maintain operation in the event of a grid power failure, thereby ensuring uninterrupted delivery of internet and television services to business and residential customers.

Eniig and Fibia's plans call for the total deployment of 70-to-100 additional FCgen®-H2PM systems during 2019, of which the 30 systems announced today are an initial tranche.

Nick Højvang Andersen, Eniig Installation Specialist said, "With 11 years of experience using fuel cell systems for backup power, we are confident that these are a robust and reliable solution with a long lifetime in the field. We plan to convert all our battery backup power systems to fuel cell technology over the coming few years, as a result of the greater reliability, lower operating cost and stronger ROI that fuel cells deliver."

Jesper Themsen, President and CEO of Ballard Power Systems Europe A/S noted, "We are very pleased to announce these Framework Agreements and product orders from Eniig and Fibia. Our long-standing collaboration with these customers will continue as we increase the number of systems deployed in Denmark using our zero-emission fuel cell technology."

Ballard's FCgen®-H2PM systems combine hydrogen fuel cell technology with a fully integrated power management system and can be deployed in either an integrated or standalone configuration. Features of the proven FCgen®-H2PM system include:

  Low operating cost;
  High reliability;
  Modular and flexible solutions;
  Operation in extreme climates;
  Zero-emission, low noise and no vibration;
  Ease of use; and
  Compact footprint.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:01e 05-FEB-19